650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

April 17, 2007

Via EDGAR and Facsimile

John L. Krug

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	NeurogesX, Inc.
Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-140501)

Dear Mr. Krug:

On behalf of NeurogesX, Inc. (“NeurogesX” or the “Company”), we are responding to the Staff’s letter dated April 11, 2007 (the “Comment Letter”), relating to Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and NeurogesX is filing pre-effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”) with this response letter. For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates. All per share numbers below incorporate a 1-for-15 reverse stock split of the Company’s outstanding common stock, which occurred in April 2007.

FORM S-1

Consolidated Financial Statements

8. Redeemable Convertible Preferred Stock, page F-20

1.	Please provide us a revised analysis of the beneficial conversion feature relating to your C2 preferred stocks issued in 2006 when you have determined the IPO price.

In response to the Staff’s comment, we respectfully advise the Staff that Amendment No. 3 incorporates an IPO price range of $13.00 to $15.00 per share. All shares of Series C2 preferred stock issued in 2006, the last of which occurred in August 2006, had a purchase price of $11.25 per share. We refer the Staff to the responses and disclosures related to reassessed

AUSTIN      NEW YORK      PALO ALTO      SALT LAKE CITY      SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, D.C.

John L. Krug

U.S. Securities and Exchange Commission

April 17, 2007

value of the Company’s common stock where the Company concluded that its reassessed common stock value between August and September 2006 was approximately $9.90 per share. As further described in our prior responses to Staff comments, the Company’s major valuation milestone in 2006 was the successful result of its PHN clinical trial in October 2006, two months after the last Series C2 preferred stock issuance. As a consequence, we respectfully submit that the per share price of the Series C2 preferred stock issuance was at all times greater than the reassessed value of the Company’s common stock, and, as a consequence, the Company has concluded that there is no beneficial conversion feature applicable to the Series C2 preferred stock.

10. Stockholder’s Equity, page F-23

2.	It does not appear that a reassessed value could be done contemporaneously. Please revise the disclosure or clarify how you contemporaneously reassessed the fair value of your stock. If you had contemporaneous valuations that were done at or around the date of grant, please clarify the valuation method used in those contemporaneous valuations and state if the valuations were done by related parties. Disclose the significant assumptions and factors used in the valuations. If you are using contemporaneous valuations done at the time of issuance, please remove reference to the reassessed valuations throughout the filing.

In response to the Staff’s comment, we have revised the disclosure on pages 35 to 37 and in footnote 10 to the Company’s financial statements to include the requested additional and clarifying disclosure.

3.	It is not clear that your market approach is an acceptable methodology. You state on page 35 that you are using several factors. It is not clear how these factors are used in a true market approach such as the Guideline Public Company Method or the Guideline Transactions Method. A market approach is based on direct comparisons to other enterprises that are comparable. Differences in entity size, state of development, type of product being developed, milestones achieved, experience of management, etc. should be taken into consideration and factored into the comparables used in assessing your valuation. Your enterprise value is then allocated between your common and preferred stock based on an acceptable methodology such as the option pricing or probability-weighted expected return method.

In response to the Staff’s comment, we have revised the disclosure beginning on page 35 and in footnote 10 to the Company’s financial statements to include further discussion of the methodology and assumptions underlying the market approach used in the two independent contemporaneous valuations utilized by the Company, and to distinguish between those grants

John L. Krug

U.S. Securities and Exchange Commission

April 17, 2007

for which the contemporaneous valuations were utilized and those for which there was a retrospective reassessment in the determination of fair value.

We supplementally advise the Staff that the Company has performed a sensitivity analysis related to those grants for which the Company relied upon a retrospective fair value reassessment, as opposed to a contemporaneous market-based valuation, and has concluded that there would be no material difference between the results obtained from either approach.

For purposes of the Company’s sensitivity analysis, it has performed the compensation expense calculation based upon a very conservative hypothetical scenario in which its valuation essentially doubled in the three months following the December 2005 valuation (notwithstanding the lack of any significant internal milestones actually occurring) and also has assumed that the October 2006 completion of its initial successful Phase 3 study in PHN would have had very little impact on the Company’s valuation. In the hypothetical scenario, the Company has increased the reassessed value for the March and May 2006 grants to $9.00 per share and for the June and July 2006 grants to $9.90 per share. What results from this exercise is an increase of compensation expense in 2006 of approximately $92,000, which represents 0.3% of the Company’s total $27.0 million in operating expenses for the year and 0.3% of its $30.1 million annual net loss. The Company does not believe that such additional compensation expense resulting from this hypothetical illustration is material to either annual operating expenses or net loss. This conclusion does not change when the sensitivity analysis is performed on a quarter-by-quarter basis.

Notwithstanding the foregoing illustration, we respectfully advise the Staff that the Company believes that its reassessed fair value per share, and the resulting compensation expense reflected in the Company’s audited financials, is the Company’s best estimate of compensation expense. The two milestones that formed the basis for the Company’s contemporaneous valuations in December 2005 and November 2006, the completion of a successful Phase 3 trial in HIV-DSP, and later, the completion of a successful Phase 3 trial in PHN, are the key valuation milestones in the Company’s history, as is reflected from the description of the business contained throughout the Registration Statement. Without these two successful Phase 3 trials, the Company would not be in a position to seek regulatory clearance for its first product in Europe, nor have a basis for the currently ongoing replicate trials required for FDA approvals. Additionally, the Company would have been unable to engage in this initial public offering process, which has resulted in a current expectation of $14 per share as the midpoint of the anticipated range.

4.

We acknowledge your revised disclosures on pages 35 through 37 and your response to comment 6. When you have determined the IPO price, please disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date

John L. Krug

U.S. Securities and Exchange Commission

April 17, 2007

presented. Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation.

In response to the Staff’s this comment, we have included the requested additional disclosure.

We would very much appreciate the Staff’s prompt review of Amendment No. 3. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ David J. Saul

David J. Saul